

April 2, 2013

<u>Via E-mail</u>
Mr. Jay Weisberg
Chief Financial Officer
Progressive Care, Inc.
1111 Park Center Boulevard
Suite 202
Miami Gardens, FL 33169

      Re: Progressive Care, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed April 16, 2012
                File No. 000-52684

Dear Mr. Weisberg:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Gus Rodriguez

                Gus Rodriquez
                Accounting Branch Chief